THE HARD SODA CO. LLC

Financial Statements

Years Ended December 31, 2017 and 2016

PRITCHETT, DLUSKY, SAXE & KELLER, LTD.



John E. Pritchett (1917 - 1997)
Ronald F Saxe (1940 - 1997)
Thomas P Dlusky (1938 - 2016)

CERTIFIED PUBLIC ACCOUNTANTS

1621 West First Avenue • P.O. Box 163400
Columbus, Ohio 43216-3400
(614) 481-8051 • Fax (614) 486-0546
www.pdskcpa.com

Douglas S Saxe, CPA
William J. Keller, CPA, MBA
R. Tyler Abbruzzese, CPA

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members
The Hard Soda Co. LLC
Columbus, Ohio

We have reviewed the accompanying financial statements of The Hard Soda Co. LLC (a limited liability company), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of loss and members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Pritchett, Dlusky, Saxe & Keller, Ltd.

July 30, 2018

The Hard Soda Co. LLC
Balance Sheets
December 31, 2017 and 2016

ASSETS		2017		2016
Current assets				
Cash	$	253	$	10,404
Prepaid expenses		1,336		-0-
Inventories		14,576		-0-
Total current assets	$	16,165	$	10,404
Other assets				
Start-up costs, net of accumulated amortization of $1,424 and $475, respectively (Note 1)		12,812		13,761
Total assets	$	28,977	$	24,165

MEMBERS' EQUITY		2017		2016
Total members' equity	$	28,977	$	24,165

See independent accountant's review report and the accompanying notes to the financial statements.

The Hard Soda Co. LLC
Statements of Loss and Members' Equity
For the Years Ended December 31, 2017 and 2016

	2017	2016
Sales	$ 33,300	$ -0-
Cost of sales	42,452	-0-
Gross profit (loss)	$ (9,152)	$ -0-
Expenses		
Advertising/marketing	$ 8,724	$ -0-
Legal fees	4,600	5,000
Travel and meals	2,487	-0-
Amortization expense	949	475
Insurance	855	-0-
Accounting fees	825	185
Licenses	498	-0-
Utilities	217	-0-
Office expense	139	-0-
Bank charges	117	-0-
Total expenses	$ 19,411	$ 5,660
Net loss	$ (28,563)	$ (5,660)
Beginning members' equity	24,165	24,825
Member contributions	33,375	5,000
Ending members' equity	$ 28,977	$ 24,165

See independent accountant's review report and the accompanying notes to the financial statements.

The Hard Soda Co. LLC
Statements of Cash Flows
For the Years Ended December 31, 2017 and 2016

	2017	2016
Cash flow from operating activities		
Net loss	$ (28,563)	$ (5,660)
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization	949	475
(Increase) decrease in:		
Prepaid expenses	(1,336)	-0-
Inventories	(14,576)	-0-
Net cash used in operating activities	$ (43,526)	$ (5,185)
Cash flows used in investing activities		
Payment of start-up costs	$ -0-	$ (14,236)
Net cash used in investing activities	$ -0-	$ (14,236)
Cash flows from financing activities		
Member contributions	$ 33,375	$ 5,000
Net cash provided by financing activities	$ 33,375	$ 5,000
Decrease in cash	$ (10,151)	$ (14,421)
Cash at beginning of year	10,404	24,825
Cash at end of year	$ 253	$ 10,404

See independent accountant's review report and the accompanying notes to the financial statements.

The Hard Soda Co. LLC
Notes to the Financial Statements
December 31, 2017 and 2016

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of The Hard Soda Co. LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to the accrual basis of accounting and have been consistently applied in the preparation of the financial statements.

Nature of business

The Hard Soda Co. LLC was organized on May 19, 2015 as a limited liability company and manufactures and sells alcoholic beverages. The company sells substantially all of its product in Ohio.

In 2017, the Company experienced negative gross profit from the sale of its product. The Company is considering an equity crowdfund offering (among other alternatives) for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of such an offering or management's other efforts to raise operating capital.

Basis of accounting

The accounting records are maintained on the accrual basis in conformity with generally accepted accounting principles.

Statement of cash flows

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

Inventories

Inventory consists of raw materials and finished goods and are valued using the cost method.

Uncertain Tax Positions

The Company may recognize the tax benefit from a tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities based on the technical merits of the position. The Company has analyzed its tax positions taken for filings with the Internal Revenue Service. The Company believes that its income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition or results of operations. Accordingly, the Company has not recorded any tax assets or liabilities, or related accruals for interest and penalties, for uncertain income tax positions at December 31, 2017 and 2016.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their respective shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

The federal and local income tax returns of the Company for the years ended December 31, 2017, 2016, and 2015 are subject to examination by tax authorities, generally for three years after they were filed. In evaluating the Company's tax provisions and accruals, the Company believes that its estimates are appropriate based on current facts and circumstances. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in miscellaneous expenses. No such interest or penalties were recognized during the periods presented.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those amounts.

Start-up costs

Start-up costs are carried at cost. Amortization expense is provided based on the straight-line method using an estimated useful life of 15 years.

Amortization expense was $949 in 2017 and $475 in 2016.

NOTE 2 - ADVERTISING

The Company uses advertising to promote its products. The production costs of advertising are expensed as incurred. Advertising expense was $8,724 and $-0- for the years ended December 31, 2017 and 2016, respectively.

NOTE 3 – DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through July 30, 2018, the date that financial statements were available to be issued.